Exhibit 4.18

DESCRIPTION OF THE REGISTRANT’S SECURITIES
The following descriptions of the material provisions of (1) the capital stock of J. C. Penney Company, Inc. (the “Company”), (2) the Company’s Restated Certificate of Incorporation, as amended (the “Charter”), (3) the Company’s Bylaws, as amended (the “Bylaws”), and (4) certain provisions of the General Corporation Law of the State of Delaware (the “DGCL”), are only intended to be summaries. These summaries do not purport to be complete and are qualified in their entirety by reference to the Charter, Bylaws, and the applicable provisions of the DGCL.
Authorized Capital Stock
Pursuant to the Charter, the total number of shares of capital stock that the Company has authority to issue is 1,275,000,000 shares, consisting of: 1,250,000,000 shares of Common Stock of $.50 par value (“Common Stock”) and 25,000,000 shares of preferred stock without par value issuable in one or more series.
The number of authorized shares of any class or classes of capital stock of the Company may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Company entitled to vote generally in the election of directors irrespective of the provisions of Section 242(b)(2) of the DGCL or any corresponding provision hereinafter enacted.
Common Stock
Voting Rights
Holders of Common Stock are entitled to one vote per share with respect to each matter submitted to a vote of the stockholders of the Company, including the election of directors, subject to voting rights that may be established for shares of preferred stock. The Charter does not provide for cumulative voting. Our Bylaws provide that in a non-contested election, each director must be elected by the affirmative vote of the majority of the votes cast with respect to that director’s election. Accordingly, abstentions and broker non-votes will have no effect on the election of a director. In general, matters submitted for stockholder action requires the affirmative vote of a majority of the shares of common stock present in person or by proxy that are entitled to vote on such matter. If a stockholder abstains, the abstention from voting on a matter, the shares will be counted as present for purposes of establishing a quorum, and the abstention will have the same effect as a vote against the proposal.
Dividends
Subject to the prior rights of any outstanding shares of preferred stock, holders of Common Stock are entitled to receive such dividends as may be lawfully declared from time to time by the Company’s Board of Directors (the “Board”).
Liquidation Rights
Upon any liquidation, dissolution or winding up, holders of Common Stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and payment of preferential and other amounts, if any, payable on any outstanding preferred stock.
Other Rights
Shares of Common Stock are neither redeemable nor convertible and there are no sinking fund provisions relating to these shares. Holders of Common Stock are not entitled to any preemptive rights to purchase or subscribe for any of the Company’s securities.
Certain Anti-Takeover Provisions
The Charter, the Bylaws and the DGCL contain several provisions that may make it more difficult to acquire or control the Company by means of a tender offer, open market purchases, proxy fight or otherwise.
Advance Notice Requirements. Stockholders wishing to nominate persons for election to the Board at an annual meeting or to propose any business to be considered by our stockholders at an annual meeting must comply with certain advance notice and other requirements set forth in the Bylaws. Likewise, if the Board has determined that directors shall be elected at a special meeting of stockholders, stockholders wishing to nominate persons for election to our Board at such special meeting must comply with certain advance notice and other requirements set forth in the Bylaws.
Proxy Access. The Bylaws permit a qualified stockholder or group of stockholders to include up to a specified number of director nominees in our proxy materials for an annual meeting of stockholders. To qualify, the stockholders (or group of up to twenty stockholders) must have continuously owned for at least three years 3% or more of the total voting power of our outstanding shares of capital stock entitled to vote in the election of directors. The maximum number of stockholder nominees permitted under the proxy access provisions of our Bylaws is generally the greater of (x) two or (y) 20% of the total number of our directors in office as of the last day on which notice of a nomination may be delivered or, if such amount is not a whole number, the closest whole number below 20%.
Notice of a nomination under the proxy access provisions of the Bylaws must generally be submitted to the Company’s secretary at the Company’s principal executive offices not later than the close of business on the 120th calendar day and not earlier than the close of business on the 150th calendar day prior to the first anniversary of the date (as stated in the Company’s proxy materials) that the Company’s definitive proxy statement was first sent to stockholders in connection with the preceding year’s annual meeting of stockholders. The notice must contain certain information specified in the Bylaws.
Special Meetings. In accordance with the DGCL and pursuant to the Bylaws, a special meeting of stockholders may only be called by the Board pursuant to a resolution approved by a majority of the Board.
Board Vacancies. Any vacancy on the Board, howsoever resulting, may be filled by a majority of the directors then in office, even if less than a quorum. Any director elected to fill a vacancy shall hold office after the annual meeting at which his or her term is scheduled to end until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, disqualification or removal from office.
Forum Selection. The Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for:

•	any derivative action or proceeding brought on behalf of the Company;

•	any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers or other employees to the Company or its stockholders;

•	any action asserting a claim arising pursuant to the DGCL or the Charter or Bylaws; or

•	any action asserting a claim governed by the internal affairs doctrine of the State of Delaware.

In the event that the Court of Chancery lacks jurisdiction over any such action or proceeding, the Bylaws provide that the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware. The Bylaws further provide that any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock is deemed to have notice of and consented to the foregoing provision.
Additional Authorized Shares. Additional shares of Common Stock may be issued, as authorized by the Board from time to time, without stockholder approval, except any stockholder approval required by the New York Stock Exchange.
Mergers and Other Business Combinations. Section 203 of the DGCL applies to the Company. Under certain circumstances, Section 203 limits the ability of an interested stockholder to effect various business combinations with the Company for a three-year period following the time that such stockholder becomes an interested stockholder. For purposes of Section 203, a “business combination” is broadly defined to include mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within the immediately preceding three years did own, 15 percent or more of the Company’s voting stock.
An interested stockholder may not engage in a business combination transaction with the Company within the three-year period unless:

•	before the stockholder became an interested stockholder, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction in which the stockholder became an interested stockholder, the interested stockholder owned at least 85 percent of the Company’s voting stock (excluding shares owned by officers, directors or certain employee stock purchase plans); or

•
at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 ⅔ percent of the outstanding voting stock which is not owned by the interested stockholder.

Stock Exchange Listing.
The Common Stock is currently listed on the New York Stock Exchange under the symbol “JCP.”
Transfer Agent and Registrar.
The transfer agent and registrar for the Common Stock is Computershare, Inc. The transfer agent’s address is 462 South 4th Street, Suite 1600, Louisville, Kentucky 40202.
Preferred Stock Purchase Rights
Preferred Stock Purchase Rights (the “Rights”) are attached to all shares of Common Stock outstanding. The Rights are issued under the Amended and Restated Rights Agreement, dated as of January 27, 2014, between the Company and Computershare Inc., as rights agent, as amended by the First Amendment to Amended and Restated Rights Agreement, dated as of January 23, 2017, and the Second Amendment to Amended and Restated Rights Agreement, dated as of January 24, 2020 (as amended, the “Rights Agreement”). Each Right entitles the registered holder to purchase one one-thousandth of a share of a series of preferred stock of the Company designated Series C Junior Participating Preferred Stock (the “Series C Preferred Stock”) under conditions described in the Rights Agreement. The Rights expire on January 25, 2023, unless such date is extended or the Rights are earlier redeemed or exchanged.
The purpose of the Rights Agreement is to diminish the risk that the Company’s ability to use its net operating losses and certain other tax assets (the “Tax Benefits”) to reduce potential future federal income tax obligations would become subject to limitations by reason of the Company’s experiencing an “ownership change,” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). A company generally experiences such an ownership change if the percentage of its stock owned by its “5-percent shareholders,” as defined in Section 382 of the Code, increases by more than 50 percentage points over a rolling three-year period. The Rights Agreement is intended to reduce the likelihood of an ownership change under Section 382 of the Code by deterring any person or group from acquiring beneficial ownership of 4.9% or more of the outstanding Common Stock.
In general terms, the Rights restrict any person or group of affiliated or associated persons (other than the Company, its subsidiaries, or employee benefit plans of the Company or any of its subsidiaries) from acquiring beneficial ownership of 4.9% or more of the outstanding Common Stock, or, in the case of any person or group that owned 4.9% or more of the outstanding Common Stock on the date of announcement of the Company’s entry into the Rights Agreement, any additional shares of Common Stock (subject to certain exceptions). An “acquiring person” is any person or group who acquires shares of Common Stock in violation of these limitations. An “acquiring person” does not include any person or group who becomes the owner of 4.9% or more of the outstanding Common Stock solely as a result of a reduction in the number of shares outstanding due to any repurchase of shares by the Company, any person or group who inadvertently or without knowledge of the terms of the Rights acquires beneficial ownership in excess of 4.899% of the outstanding Common Stock and thereafter reduces such ownership to less than 4.9% of the outstanding Common Stock upon request by the Company, and any person or group that the Board determines is not an acquiring person for so long as such person or group complies with any limitations or conditions required by the Board in making such determination.
The Rights initially trade with, and are inseparable from, the Common Stock. The Rights will not be evidenced by separate certificates until they become exercisable. Each Right allows its holder to purchase from the Company, once the Rights become exercisable, one one-thousandth of a share of Series C Preferred Stock for $55.00, subject to adjustment in accordance with the terms of the Rights Agreement.
The Rights will separate from the Common Stock and become exercisable on the earlier of (1) the close of business on the 10th business day after public announcement that a person or group has become an acquiring person; or (2) the close of business on the 10th business day (or such later date as the Board may determine) after a third party makes a tender offer or exchange offer which, if consummated, would result in that person or group becoming an acquiring person.
If any person or group of affiliated or associated persons becomes an acquiring person, then each Right (other than Rights owned by an acquiring person, its affiliates, associates or certain transferees, which will become void) will entitle the holder to purchase, at the then current exercise price, Common Stock (or, in certain circumstances, a combination of Common Stock, other securities, cash or other property) having a value of twice the exercise price of the Right, in effect enabling a purchase at half-price. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as described below.
If, at any time after a person or group of affiliated or associated persons becomes an acquiring person, the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, the Common Stock is changed or exchanged, or 50% or more of the Company’s assets, cash flow or earning power is sold, then each Right (except Rights which have previously been voided as set forth above) will entitle the holder to purchase, at the Right’s then current exercise price, common stock of the acquiring person having a value of twice the Right’s then current exercise price, in effect enabling a purchase at half-price.
After a person or group becomes an acquiring person, but before such person or group owns 50% or more of the outstanding Common Stock, the Board may, in lieu of allowing Rights to be exercised, cause each outstanding Right (except Rights which have previously been voided as set forth above) to be exchanged for one share of Common Stock, or one one-thousandth of a share of Series C Preferred Stock, in each case as adjusted to reflect stock splits or similar transactions.
The Board may redeem all, but not less than all, of the Rights for $0.001 per Right at any time prior to the earlier of (1) the 10th business day after public announcement that a person or group has become an acquiring person and (2) the final expiration of the Rights. The redemption price may, at the option of the Company, be paid in cash or in shares of Common Stock or other consideration deemed appropriate by the Board. The redemption price will be adjusted in the event of a stock split, stock dividend or similar transaction with respect to the Common Stock.
The Board has the right to adjust, among other things, the exercise price, as well as the number of preferred shares issuable, and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the preferred shares or Common Stock.
The terms of the Rights Agreement may be amended by the Board prior to the distribution date without the consent of the holders of the Rights. The Board may only amend the Rights Agreement after the distribution date for certain limited purposes, such as to cure ambiguity, correct or supplement any provision that is defective or inconsistent with any other provision, shorten or lengthen time periods in the Rights Agreement, or other changes that do not adversely affect the holders of the Rights.
If the extension of the Rights Agreement is approved by the Company's stockholders (as described above), the Rights will expire on the earliest of (1) the close of business on January 25, 2023 or such later date as may be established by the Board prior to the expiration of the Rights, (2) the time at which the Rights are redeemed or exchanged pursuant to the Rights Agreement, (3) the repeal of Section 382 of the Code or any successor statute if the Board determines that the Rights Agreement is no longer necessary or desirable for the preservation of the Tax Benefits or (4) the beginning of a taxable year of the Company to which the Board determines that the Tax Benefits may not be carried forward.